Exhibit 99.1

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Declares Semi-Annual Dividend and

Adopts Dividend Reinvestment and Share Purchase Plan

Toronto, Ontario (April 21, 2015) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that the Company’s Board of Directors has declared a semi-annual dividend of US$0.03 per common share and introduced a Dividend Reinvestment and Share Purchase Plan (“DRIP”).

Semi-Annual Dividend

This represents the Company’s 11th consecutive semi-annual dividend and once again demonstrates its commitment to returning value to shareholders. Including the current dividend, the Company has returned a total of $106 million to shareholders through dividends and share repurchases over the past five years. This dividend represents a decrease from previous levels, a reflection of both the sharp decline in the price of gold and our transition to a growth phase as a Company. We possess one of the strongest development pipelines of our peer group and expect to ramp up spending over the next few years as we advance our growth projects towards production.

The dividend is payable on May 29, 2015 to shareholders of record as of the close of business on May 15, 2015. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes. For shareholders that elect to participate in the DRIP as outlined below, common shares granted as part of the May 29, 2015 dividend will be issued from treasury at a 5% discount to the prevailing market price.

Dividend Reinvestment and Share Purchase Plan

The Company has implemented a dividend reinvestment and share purchase plan. This will give shareholders the option of increasing their investment in Alamos, at a discount to the prevailing market price and without incurring any transaction costs, by electing to receive common shares in place of cash dividends.

Shareholders who elect to participate in the DRIP will also have the option of acquiring additional common shares in the Company (subject to limitations) at a discount to the prevailing market price, and without incurring additional transaction costs.

The Company has the discretion to elect to issue such common shares at up to a 5% discount to the prevailing market price from treasury, or purchase the common shares on the open market including the facilities of the New York Stock Exchange, and will advise as such with each dividend declaration.

TRADING   SYMBOL :   TSX : AGI         NYSE : AGI

Enrollment in the DRIP is optional. Further information on the plan, including the forms needed to enroll are available on the Company’s website at http://www.alamosgold.com/investors/Dividend-Reinvestment-Plan. In order to be eligible to participate in the May 29, 2015 dividend, enrollment must be completed by 4:00 pm EST on the fifth business day prior to the May 15, 2015 dividend record date.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 500 people and is committed to the highest standards of sustainable development. As of March 30, 2015, Alamos had 127,357,486 common shares outstanding (140,164,052 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Director, Investor Relations

(416) 368-9932 x 439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

2	ALAMOS GOLD INC